August 5, 2005

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	LifeCell Corporation Response to Staff Comments
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-19890

Dear Mr. Rosenberg,

Accompanying this letter is our response to the comments that were communicated to Mr. Paul Thomas in your letter dated August 2, 2005. Our response has been keyed to the comments in your letter and includes detailed information that we believe is necessary to fully respond to your inquiry.

I am Chief Financial Officer for LifeCell Corporation (the “Company”) and have served in such role since June 2000. As Principal Financial Officer of the Company, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”)
•	Staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Please feel free to contact me at (908) 947-1106 with any additional comments or questions. (Direct fax number: (908) 947- 1092 / e-mail: ssobieski@ lifecell.com)

Sincerely,

/s/ Steven Sobieski

Steven T. Sobieski
Chief Financial Officer

cc:	Paul Thomas
Steven Skolnick Esq., Lowenstein Sandler

LifeCell Corporation	One Millennium Way, Branchburg, NJ 08876	Phone: 908.947.1100	Fax: 908.947.1200

LifeCell Corporation
Response to Staff Comments on
Form 10-K for the fiscal year ended December 31, 2004 filed on March 15, 2005

The following are responses to the Staff’s comment letter dated August 2, 2005. To assist the Staff’s review , the original comments have been repeated herein.

Staff Comment 1

The Statement of Stockholder’s Equity states that your Series B preferred stocks was converted into 2,450,000 shares of common stock however the Note 9 Capital Stock, Options and Warrants states 1,867,569 shares of common stock. Please clarify to us how many shares of common stock were converted from the series B preferred stock.

Company Response:

Pursuant to the terms of the Company's certificate of incorporation, the Series B preferred stock automatically converted into common stock when the closing price of the Company’s common stock averaged, or exceeded $9.30 per share for 30 consecutive trading days. Not withstanding such automatic conversion feature, holders of the Series B preferred stock had the right to voluntarily convert their Series B preferred stock into common stock at any time.

As shown in the table below, at December 31, 2003, there were 67,601 shares of Series B preferred stock outstanding. During the period from January 1, 2004 through May 13, 2004, holders of 16,056 of the Series B preferred shares voluntarily converted their shares into 581,737 shares of common stock. As a result, 51,545 shares of the Series B preferred stock were outstanding at May 13, 2005.

The condition for automatic conversion was met on May 14, 2004, and accordingly, all of the outstanding shares of Series B Preferred Stock of the Company automatically converted on such date into an aggregate of 1,867,569 shares of the Company’s common stock.

	Series B Preferred Stock	Converted to Common Stock
Balance 12/31/03	67,601
Voluntary Conversions from 1/1/04 - 5/13/04	(16,056)	581,737
Automatic Conversions on 5/14/04	(51,545)	1,867,569
Balance 12/31/04	--	2,449,306

Staff Comment 2

Please explain to us the “reclassification of common stock, subject to redemption” line items stated in the Statement of Stockholder’s Equity.

Company Response:

In November 1999, the Company issued 925,000 shares of common stock to one investor in a private placement at a price of $4.20 per share. Pursuant to the terms of the stock purchase agreement, under certain circumstances the shares were redeemable for an amount equal to “100% of the amount originally invested by such investor”. One of the circumstances which would trigger the redemption right was if the LifeCell’s common stock was not listed on the NASDAQ, AMEX or NYSE stock exchange. Given this event was beyond the Company’s control, the Company classified as temporary equity an amount equal to the number of shares purchased in the initial investment, less any shares sold on the open market at each balance sheet date, since the redemption right applied only to the shares originally purchased and still held by the investor (in accordance with Securities and Exchange Commission Accounting Series Release 268).

At December 31, 2001, 460,636 of the original shares were still held by the investor and accordingly were classified as temporary equity. In the fourth quarter of 2002, the Company received notification that the investor sold 346,800 shares and accordingly, $1,457,000 of the original amount was reclassified to Stockholders’ Equity. In 2003, the Company received notification that the investor sold the remaining 113,836 shares and accordingly, the redemption rights terminated. As a result, the remaining shares were reclassified to Stockholder’s Equity in 2003.

The Company’s financial statements, included in its Form 10-K filing for the year ended December 31, 2003, included a detailed description of the Common Stock Subject to Redemption in Note 9 “Capital Stock, Options and Warrants” on page F-13. The note also included a discussion of the reclassification of the shares that occurred in 2002 and 2003.

In the preparation of the financial statements for the year ended December 31, 2004, we omitted the disclosure regarding common shares subject to redemption since there were no remaining shares outstanding that were subject to redemption at each of the balance sheet dates presented (December 31, 2004 and 2003) and the number of shares and dollar amount reclassified in each of the earlier years was not deemed to be material in relation to total common shares outstanding or Additional Paid in Capital.